SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. 6)*


                             TELEHUBLINK CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   87942L 10 1
                                 --------------
                                 (CUSIP Number)


                            JAMES MARTIN KAPLAN, ESQ.
                        BLANK ROME TENZER GREENBLATT LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)


                                  July 31, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

---------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO. 87942L 10 1                                  PAGE 2 OF 7 PAGES
------------------------------                         -------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David B. Cornstein
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                    7      SOLE VOTING POWER
    NUMBER OF
      SHARES                1,967,748
                    ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           Not applicable
                    ------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           1,967,748
                    ------------------------------------------------------------
      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           Not applicable
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,967,748

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%

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14       TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 7 Pages

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 6 to the Schedule 13D dated December 5, 1994, as amended, relates to the Common Stock, par value $.01 per share ("Common Stock"), of TeleHubLink Corporation (formerly known as What A World!, Inc.), a Delaware corporation (the "Company"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, with respect to the acquisition by David B. Cornstein of beneficial ownership of shares of Common Stock in the Company.

         The address of the Company's principal executive office is 24 New England Executive Park, Burlington, Massachusetts 01803.


Item 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 6 to Schedule 13D is being filed by David B. Cornstein, a director of the Company. The business address of Mr. Cornstein is c/o Finlay Enterprises, Inc., 529 Fifth Avenue, New York, New York 10017.

         Mr. Cornstein's principal occupation is acting as a private investor.

         During the last five years, Mr. Cornstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Cornstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In July 1993, Mr. Cornstein purchased 600,000 shares of Common Stock of the Company (after giving effect to a 20,000-for-one stock split effected in July 1994) for a purchase price of $60,000. On September 8, 1994 Mr. Cornstein contributed 204,937 shares of Common Stock back to the Company. Mr. Cornstein also agreed to make certain loans to the Company (the "Original Stockholder Loans"), on a revolving and unsecured basis, from time to time until January 31, 1996, of up to $195,000. In connection with the Company's initial public offering of securities (the "Offering"), all of the outstanding principal amount owed to Mr. Cornstein under the Original Stockholder Loans was converted as of November 17, 1994, into 39,000 shares of Common Stock at a price of $5.00 per share.

         On November 28, 1994, Mr. Cornstein purchased 35,000 shares of Common Stock at a price of $5.00 per share in the Offering.

         Effective as of the effective date of the Offering and pursuant to the Company's 1994 Nonemployee Directors' Stock Option Plan (the "Directors' Plan"), Mr. Cornstein was granted options ("Directors' Options") to purchase 2,500 shares of Common Stock at a price of $5.00 per share. On June 28, 1996, pursuant to the Directors' Plan, Mr. Cornstein was granted Directors' Options to purchase 2,500 shares of Common Stock at a price of $1.6875 per share.

         On December 2, 1994, Mr. Cornstein purchased warrants ("Public Warrants") to purchase 10,000 shares of Common Stock in the open market at a price of $.6875 per Public Warrant. The Public Warrants are exercisable between May 17, 1995 and May 17, 2000 at an exercise price of $5.00 per share.

         On December 22, 1994, Mr. Cornstein purchased 10,000 shares of Common Stock in the open market at a price of $3.50 per share.

                               Page 3 of 7 Pages

         On January 10, 1995, Mr. Cornstein purchased 10,000 Public Warrants in the open market at a price of $.6875 per Public Warrant.

                  From January 13, 1995 through January 19, 1995, Mr. Cornstein purchased 50,000 Public Warrants in the open market at a price of $1.125 per Public Warrant.

         On January 31, 1995, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $3.50 per share.

         On October 27, 1995, Mr. Cornstein purchased 3,000 shares of Common Stock in the open market at a price of $3.25 per share.

         On June 28, 1996, Mr. Cornstein purchased 1,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On July 29, 1996, Mr. Cornstein purchased 2,000 shares of Common Stock in the open market at a price of $0.875 per share.

         From July 30, 1996 through August 19, 1996, Mr. Cornstein purchased 3,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On August 21, 1996, Mr. Cornstein purchased 500 shares of Common Stock in the open market at a price of $1.0625 per share.

         On August 28, 1996, in connection with a seasonal secured loan commitment in the aggregate amount of $270,000 (the "Seasonal Secured Loan") made by Mr. Cornstein to the Company, Mr. Cornstein was granted, pursuant to a Warrant and Registration Agreement, dated as of August 28, 1996, between the Company and Mr. Cornstein (the "Warrant and Registration Agreement"), warrants (the "Secured Loan Warrants") to purchase 90,000 shares of Common Stock. The Secured Loan Warrants are exercisable until August 31, 2001 at a price of $1.00 per share.

         From August 29, 1996 through September 6, 1996, Mr. Cornstein purchased 700 shares of Common Stock in the open market at a price of $1.125 per share.

         On September 16, 1996, Mr. Cornstein purchased 9,500 shares of Common Stock in the open market at a price of $1.00 per share.

         On September 24, 1996, Mr. Cornstein purchased 6,589 shares of Common Stock in the open market at a price of $1.05 per share.

         On October 22, 1996, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On July 17, 1997, Mr. Cornstein sold to an unaffiliated third party in a private transaction 515,352 shares of Common Stock for an aggregate purchase price of $10,307.04, or $.02 per share.

         On August 18, 1997, Mr. Cornstein acquired from such unaffiliated third party, in a private transaction, (i) the 515,352 shares of Common Stock at an aggregate purchase price of $29,890.42, or $.058 per share, and (ii) 65,000 Public Warrants at an aggregate purchase price of $650.00, or $.01 per Public Warrant.

         On February 2, 1999, Mr. Cornstein was granted options to purchase 50,000 shares of Common Stock at a price of $1.875 per share.

         As of February 4, 1999, Mr. Cornstein held 146,929 shares of common stock ("TeleHub Common Stock") of Tele Hub Link Corporation, a privately-held corporation organized under the laws of the Province of Ontario, Canada ("TeleHub"). Pursuant to a Share Purchase Agreement dated as of December 21, 1998 and

                               Page 4 of 7 Pages
amended as of January 11, 1999 among the Company, TeleHub and the shareholders of TeleHub, the Company acquired from the TeleHub shareholders all of the outstanding shares of TeleHub Common Stock, in consideration for which the Company issued to each TeleHub shareholder 3.9252318 shares of Common Stock for each share of TeleHub Common Stock held by such shareholder (the "Transaction"). Accordingly, in connection with the Transaction, Mr. Cornstein acquired an additional 576,730 shares of Common Stock.

         On February 4, 1999, Mr. Cornstein was granted options to purchase 20,000 shares of Common Stock at a price of $.8125 per share.

         On March 19, 1999, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $.46875 per share, and 5,000 shares of Common Stock in the open market at a price of $.50 per share.

         On March 6, 2000, Mr. Cornstein purchased, pursuant to a Common Stock and Warrant Purchase Agreement, dated March 6, 2000, among the Company, Mr. Cornstein and certain other investors, an aggregate of 83,333 shares of Common Stock and warrants to purchase 83,333 shares of Common Stock for an aggregate purchase price of $250,000. The warrants are exercisable until March 4, 2005 at a price of $4.50 per share.

         On July 13, 1999, Mr. Cornstein purchased $125,000 principal amount of 10% convertible subordinated debentures in a private offering by the Company. Subsequently, Mr. Cornstein transferred $30,000 of his investment to various individuals, and, as a result, Mr. Cornstein held $95,000 in principal amount of the debentures. Effective July 31, 2000, Mr. Cornstein converted such debentures in accordance with their terms and received 209,000 shares and warrants to purchase 190,000 shares of Common Stock at an exercise price of $2.00 per share.

         All of Mr. Cornstein's purchases of Common Stock, Public Warrants, debentures and other warrants, as well as the funds representing the Seasonal Secured Loan, were from Mr. Cornstein's personal funds.

Item 4.  PURPOSE OF TRANSACTION.

         Mr. Cornstein has acquired the securities of the Company currently held by him solely for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Cornstein to acquire or dispose of securities of the Company, and other business opportunities available to Mr. Cornstein, and other relevant factors, Mr. Cornstein may in the future take such actions with respect to such holdings in the Company's securities as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the securities of the Company now owned or hereafter acquired by Mr. Cornstein, either in a sale of securities in the open market or the sale of securities in privately negotiated transactions to one or more purchasers.

         Mr. Cornstein has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                               Page 5 of 7 Pages

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mr. Cornstein beneficially owns 1,967,748 shares of Common Stock, consisting of (i) 1,394,415 shares of Common Stock held directly by him,
(ii) 135,000 shares of Common Stock issuable upon exercise of Public Warrants,
(iii) 90,000 shares of Common Stock issuable upon exercise of the Secured Loan Warrants, (iv) 5,000 shares of Common Stock issuable upon exercise of the Directors' Options, (v) 70,000 shares of Common Stock issuable upon exercise of certain options, (vi) 83,333 shares of Common Stock issuable upon exercise of certain warrants, and (vii) 190,000 shares issuable upon exercise of warrants to purchase Common Stock received pursuant to the conversion of certain debentures. The 1,967,748 shares of Common Stock beneficially owned by Mr. Cornstein represent approximately 7.4% of the outstanding shares of Common Stock as of the date hereof.

         Mr. Cornstein has sole power to vote or direct the vote of the 1,967,748 shares of Common Stock beneficially owned by him, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,967,748 shares of Common Stock beneficially owned by him and shared power to dispose or direct the disposition of no shares of Common Stock.

         (c) Except for the acquisition of shares of Common Stock in the Transaction as described elsewhere herein, no transactions in Common Stock were effected by Mr. Cornstein during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Cornstein has the right to receive or the power to direct the receipt of the dividends from the shares of Common Stock beneficially owned by him or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cornstein and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Mr. Cornstein has certain "piggyback" registration rights pursuant to the Warrant and Registration Agreement.

                               Page 6 of 7 Pages

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Form of Warrant and Registration Agreement, dated as of August 28, 1996, by and between the Company and Mr. Cornstein (previously filed).

         2. Form of Common Stock and Warrant Purchase Agreement, dated as of March 6, 2000, by and among the Company, Mr. Cornstein and certain other investors.

         3. Form of Debenture issued in July 1999 private financing.

         4. Form of Warrant issued in July 1999 private financing.

         5. Form of Registration Rights Agreement entered into in connection with July 1999 private financing.



                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              DATE:  August 15, 2000



                                              /s/ DAVID B. CORNSTEIN
                                              ----------------------------------
                                              David B. Cornstein

                               Page 7 of 7 Pages